Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington DC, 20549-7010

August 7, 2009

Re:	Nanophase Technologies Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

File No. 000-22333

Dear Mr. Cash:

We have reviewed your letter dated July 28, 2009 and submit the following responses. Nanophase Technologies Corporation (the “Company”) hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in its filings, that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, your questions and the Company’s answers are provided below, and a copy of your letter is attached to this letter.

1.	We remind you to file your amended Forms 10-K and 10Q, as applicable, as requested in prior comments three, four and seven.

Answer: The Company plans to file the amended forms as described.

2.	We note your response to prior comment five; however, it does not appear that you were fully responsive to our comment. In this regard, please also explain to us when and how you previously evaluated patents for impairment, including the date of your most recent impairment analysis, and the significant assumptions underlying your analysis.

Answer: To clarify the prior answer, one should begin with significant assumptions. Primarily, patent assets were recorded with spending associated with the acquisition of patents. Such amounts were capitalized until such time as the underlying patent was issued, and then amortized over the useful life, or else expensed when the patent application was abandoned. Patents were regularly reviewed for applicability to the business, and again, relevant costs would be expensed if a patent was deemed as no longer relevant to the Company (response to the question regarding how patents were reviewed). The reviews were conducted on a quarterly basis (response to the question regarding when patent assets were reviewed). These assumptions were reconsidered by management in 2008, after the Patent and Trademark Office rejected the claims of a patent in connection with a protracted re-examination proceeding and the Company determined that the rejection did not materially impact the business. At that point, the Company considered whether it should look at patents not from an enforceability or legal perspective but from a view as to whether they created a predictable, calculable future value to the Company’s ongoing business operations. From the legal perspective, the Company continues to hold substantial patent assets. From the future value perspective, the Company does not believe it can reasonably assign such values, as discussed at length in the original response. Thus, we changed the Company’s method of accounting for patent costs at December 31, 2008 with the result of writing down the carrying value of the patent assets during 2008 to zero.

3.	We note your response to prior comment six; however, it does not appear that your proposed disclosures are entirely responsive. In this regard, we remind you to revise future filings to:

•	Quantify the variable coupon rates, weighted average interest rates, or ranges of interest rates for the auction rate securities;

•	Disclose the key assumptions underlying the valuation of the auction rate securities; and

•	Provide all disclosures required by paragraphs 19-22 of SFAS 115, as applicable, for all other investments

Answer: The Company affirms that it will provide appropriate disclosures, including those listed above.

4.	Please confirm to us that you intend to provide both the additional information in the narrative portion of your response as well as the summary of additional information in future filings.

Answer: The Company confirms that it plans to provide both elements of additional information in future filings.

5.	In your proposed disclosures, you indicate that the fair values of the auction rate securities were determined by an independent appraisal firm. Please be advised that if you rely on an independent appraisal firm, you should identify them and, when applicable, provide their consent, otherwise you should not imply that you are relying on an independent party.

Answer: Future disclosures will not reference independent appraisals unless we can comply with all of the disclosure requirements outlined in your comment.

If you have any further questions, please do not hesitate to contact the undersigned.

Best Regards,

Jess Jankowski

Chief Executive Officer

Nanophase Technologies Corporation

1319 Marquette Drive

Romeoville, IL 60446

630-771-6700

Fax 630-771-0825